UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                 Telescan, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

 Common Stock, $.01 Par Value                                      879516102
--------------------------------------------------------------------------------
(Title of Class of Securities)                                   (CUSIP Number)

      Nancy E. Barton, Esq., General Electric Capital Corporation, 260 Long
             Ridge Road, Stamford, Connecticut 06927 (203) 357-4000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                   May 3, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

CUSIP NO. 879516102              SCHEDULE 13D/A
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      GE CAPITAL EQUITY INVESTMENTS, INC.                         06-1268495
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,338,848
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,165,674
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,338,848
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 879516102              SCHEDULE 13D/A
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      NATIONAL BROADCASTING COMPANY, INC.                         14-1682529
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      NOT APPLICABLE
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,338,848
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,173,174
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,338,848
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 879516102              SCHEDULE 13D/A
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      NBC-TSCN HOLDING, INC.                                     13-4145308
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      NOT APPLICABLE
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,338,848
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,173,174
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,338,848
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 879516102              SCHEDULE 13D/A
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      NATIONAL BROADCASTING COMPANY HOLDING, INC.           13-3448662
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      NOT APPLICABLE
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        DISCLAIMED (SEE 11 BELOW)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               DISCLAIMED (SEE 11 BELOW)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY NATIONAL
      BROADCASTING COMPANY HOLDING, INC.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      NOT APPLICABLE (SEE 11 ABOVE)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 879516102              SCHEDULE 13D/A
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      GENERAL ELECTRIC CAPITAL CORPORATION                        13-1500700
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      NOT APPLICABLE
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,338,848
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,165,674
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,338,848
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 879516102              SCHEDULE 13D/A
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      GENERAL ELECTRIC CAPITAL SERVICES, INC.                     06-1109503
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      NOT APPLICABLE
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        DISCLAIMED (SEE 11 BELOW)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               DISCLAIMED (SEE 11 BELOW)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY GENERAL ELECTRIC
      CAPITAL SERVICES, INC.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      NOT APPLICABLE (SEE 11 ABOVE)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 879516102              SCHEDULE 13D/A
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      GENERAL ELECTRIC COMPANY                                    14-0689340
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      NOT APPLICABLE
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        DISCLAIMED (SEE 11 BELOW)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               DISCLAIMED (SEE 11 BELOW)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY GENERAL ELECTRIC
      COMPANY.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      NOT APPLICABLE (SEE 11 ABOVE)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 3

                                       TO

                                  SCHEDULE 13D

            This Amendment No.3 (this "Amendment") amends the Schedule 13D filed on January 25, 1999, as amended by Amendment No.1 filed on July 25, 1999 and Amendment No. 2 filed on August 17, 1999 (as so amended, the "Schedule 13D"), which relates to shares of common stock, par value $0.01 per share, of Telescan, Inc., a Delaware corporation. Capitalized terms used herein but not defined shall have the meanings attributed to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

      Item 2 of Schedule 13D is hereby amended and supplemented by deleting the first, second and third paragraphs of Item 2 of Schedule 13D and replacing them with the following:

            This statement is filed by GE Capital Equity Investments, Inc. ("GECEI"), for and on behalf of itself, National Broadcasting Company, Inc. ("NBC"), General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE"), National Broadcasting Company Holding, Inc. ("NBCH") and NBC-TSCN Holding, Inc ("NBC-TSCN"). GECEI is a wholly-owned subsidiary of GE Capital; GE Capital is a subsidiary of GECS; NBC is a wholly-owned subsidiary of NBCH; NBC-TSCN is a wholly-owned subsidiary of NBC; and GECS and NBCH are a wholly-owned subsidiaries of GE. GECEI, NBC, GE Capital, GECS, GE, NBCH and NBC-TSCN are referred to herein collectively as the "Reporting Persons". An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 2.

            GECEI is a Delaware corporation with its principal executive offices located at 120 Long Ridge Road, Stamford, Connecticut 06927. The principal business activities of GECEI are the making, managing and disposing of investments in private and public companies. NBC is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. The principal business activities of NBC are the operation of television and cable broadcast networks and television stations and the provision of related media and Internet services. GE Capital is a New York corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GE Capital, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries. GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a holding company which owns all the common stock of GE Capital and other subsidiaries. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services. NBCH is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. NBCH is a holding company that owns all the common stock of NBC. NBC-TSCN is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. NBC-TSCN is a holding company whose principal business is holding the securities of the Company.

            The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GECEI, NBC, GE Capital, GECS, GE, NBCH and NBC-TSCN are forth on Schedules A, B, C, D, E, E1 and E2 attached hereto, respectively.

      Item 2 of Schedule 13D is hereby further amended and supplemented by replacing Schedules A, B, C, D and E with the attached revised Schedules A, B, C, D, and E and new Schedules E1 and E2 which set forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of GECEI, NBC, GE Capital, GECS, GE, NBCH and NBC-TSCN, respectively.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of Schedule 13D is hereby amended and supplemented by adding the following:

            On June 23, 2000, Elisabeth Y. Sami ("Sami") was elected to the Company's Board of Directors. In connection therewith, Sami entered into an agreement with NBC, dated as of June 23, 2000 (the "Nominee Agreement") whereby Sami agreed to hold as a nominee of NBC all current and future stock options granted by the Company to Sami in her capacity as a non-employee board member of the Company. Pursuant to the Nominee Agreement, Sami agreed to act upon the instructions of NBC with regard to such options. As of the date of this Amendment No. 3, Sami has been issued options to purchase up to 7,500 shares of the Company's Common Stock, all of which are vested and none of which have been exercised.

ITEM 4. PURPOSE OF TRANSACTION.

      Item 4 of Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately before the last paragraph of Item 4:

            As further described in Item 6 below, NBC-TSCN and GECEI have entered into the

      Voting Agreement in connection with the ZiaSun Merger. The description of the Voting Agreement contained in this Schedule 13D is qualified in its entirety by reference to the Voting Agreement (attached hereto as Exhibit
      5), which is expressly incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 of Schedule 13D is hereby amended and supplemented by replacing
Item 5(a) with the following:

            (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment are incorporated herein by reference. As of May 3, 2001, GECEI, GE Capital, NBC and NBC-TSCN beneficially owned in the aggregate 2,331,348 shares of common Stock of the Company, representing approximately 14.3% of the outstanding shares of Common Stock (based on 16,296,026 shares outstanding of the Company as reported in the Merger Agreement dated as of May 3, 2001 and in the Company's Form 10K for the year ended December 31, 2000).

            The percentage of the Company's Common Stock owned by the Reporting Persons includes options to purchase up to 7,500 shares of the Company's Common Stock held by Sami as the nominee for NBC pursuant to the Nominee Agreement discussed above in Item 3.

            Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock of the Company.

      Item 5 of Schedule 13D is hereby further amended and supplemented by replacing Item 5(b) with the following:

            (b) The responses of the Reporting Persons to (i) Rows (7) through
      (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference. As further described in
      Item 6, (X) GECEI and NBC have entered into an arrangement with respect to the voting and disposition of the Common Stock acquired under the Purchase Agreement and (Y) NBC-TSCN and GECEI have entered into a voting agreement with respect to the voting of the Common Stock in connection with the ZiaSun Merger.

            Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock of the Company which they may be deemed to beneficially own.

      Item 5(e) of Schedule 13D is hereby further amended and supplemented by replacing Item 5(e) with the following:

            (e) Not applicable.

            Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that GECS, GE or NBCH is the "beneficial owner" of any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

      Item 6 of Schedule 13D is hereby amended and supplemented by replacing the first sentence with the following:

      The responses to Item 3, 4 and 5 are incorporated herein by reference.

      Item 6 of Schedule 13D is hereby further amended and supplemented by adding the following paragraph immediately before the last paragraph of Item 6:

            ZiaSun Technologies, Inc. ("ZiaSun"), NBC-TSCN and GECEI entered into a voting agreement, dated as of May 3, 2001 (the "Voting Agreement"), pursuant to which NBC-TSCN and GECEI agreed to vote all of their shares of Common Stock in the Company in favor of the business combination between the Company and ZiaSun Technologies, Inc. (the "ZiaSun Merger"), the execution and delivery by the Company of the Agreement and Plan of Merger, dated as of May 3, 2001, between ZiaSun and the Company (the "Merger Agreement") and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

            The information set forth in response to this Item 6 is qualified in its entirety by reference to the Voting Agreement (attached hereto as Exhibit 5), which is expressly incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Item 7 of Schedule 13D is hereby amended and supplemented by replacing
Exhibit 2 attached thereto with Exhibit 2 attached hereto and by adding the following additional exhibits:

Exhibit 2 Joint Filing Agreement dated as of May 10, 2001 by and among the Reporting Persons.

Exhibit 5 Voting Agreement, dated as of May 3, 2001, between ZiaSun Technologies, Inc., NBC-TSCN Holding, Inc. and GE Capital Equity Investments, Inc.

Exhibit 6 Power of Attorney appointing Barbara J. Gould as agent and attorney-in-fact for General Electric Company.

Exhibit 7 Power of Attorney appointing Barbara J. Gould as agent and attorney-in-fact for General Electric Capital services, Inc.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL ELECTRIC COMPANY                        Dated:  May 11, 2001

By: /s/ Barbara J. Gould
    ----------------------------------------
    Name:  Barbara J. Gould
    Title: Attorney-in-Fact


GE CAPITAL EQUITY INVESTMENTS, INC.

By: /s/ Barbara J. Gould
    ----------------------------------------
    Name:  Barbara J. Gould
    Title: Managing Director and
           Associate General Counsel


GENERAL ELECTRIC CAPITAL CORPORATION

By: /s/ Barbara J. Gould
    ----------------------------------------
    Name:  Barbara J. Gould
    Title: Department Operations Manager


GENERAL ELECTRIC CAPITAL SERVICES, INC.

By: /s/ Barbara J. Gould
    ----------------------------------------
    Name:  Barbara J. Gould
    Title: Attorney-in-Fact


NATIONAL BROADCASTING COMPANY, INC.

By: /s/ Mark Begor
    ----------------------------------------
    Name:  Mark Begor
    Title: Executive Vice President


NATIONAL BROADCASTING COMPANY HOLDING, INC.

By: /s/ Mark Begor
    ----------------------------------------
    Name:  Mark Begor
    Title: Vice President


NBC-TSN HOLDING, INC.

By: /s/ Mark Begor
    ----------------------------------------
    Name:  Mark Begor
    Title: Vice President

                           SCHEDULE A TO SCHEDULE 13D

                  Filed by GE Capital Equity Investments, Inc.
                       GE Capital Equity Investments, Inc.
                        Directors and Executive Officers

                        PRESENT                                      PRESENT
                        BUSINESS                                     PRINCIPAL
NAME                    ADDRESS                                      OCCUPATION
----                    -------                                      ----------
Director

                        GE Capital Equity Investments, Inc.
Joseph E. Parsons       120 Long Ridge Road                          President, Chairman of the Board
                        Stamford, CT  06927
                        Citizenship:  U.S.A.
Officers

                        GE Capital Equity Investments, Inc.
Joseph E. Parsons       120 Long Ridge Road                          President, Chairman of the Board
                        Stamford, CT  06927
                        Citizenship:  U.S.A.

                        GE Capital Equity Investments, Inc.
Jonathan K. Sprole      120 Long Ridge Road                          Managing Director, General Counsel &
                        Stamford, CT  06927                          Secretary
                        Citizenship:  U.S.A.

                        GE Capital Equity Investments, Inc.
David Janki             120 Long Ridge Road                          Chief Financial Officer
                        Stamford, CT  06927
                        Citizenship:  U.S.A.

                        GE Capital Equity Investments, Inc.
Mario Mastrantoni       120 Long Ridge Road                          Vice President - Controller
                        Stamford, CT  06927
                        Citizenship:  U.S.A.

                        GE Capital Equity Investments, Inc.
Barbara J. Gould        120 Long Ridge Road                          Managing Director, Associate General
                        Stamford, CT  06927                          Counsel and Assistant Secretary
                        Citizenship:  U.S.A.

                        GE Capital Equity Investments, Inc.
Peter J. Muniz          120 Long Ridge Road                          Senior Vice President, Associate General
                        Stamford, CT  06927                          Counsel and Assistant Secretary
                        Citizenship:  U.S.A.

                        GE Capital Equity Investments, Inc.
Ian Sharpe              120 Long Ridge Road                          Vice President - Taxes
                        Stamford, CT  06927
                        Citizenship:  U.S.A.

                           SCHEDULE B TO SCHEDULE 13D

                  Filed by National Broadcasting Company, Inc.
                       National Broadcasting Company, Inc.
                        Directors and Executive Officers

                                                            Present Principal
Name                     Present Address                        Occupation
--------------------  ---------------------------  -----------------------------------
Directors

S. S. Cathcart        222 Wisconsin Avenue         Retired Chairman, Illinois
                      Suite 103                    Tool Works
                      Lake Forest, IL  60045

D. D. Dammerman       General Electric Company     Vice Chairman of the Board and
                      3135 Easton Turnpike         Executive Officer, General Electric
                      Fairfield, CT  06431         Company; Chairman, General Electric
                                                   Services, Inc.

P. Fresco             Fiat SpA                     Chairman of the Board, Fiat SpA;
                      via Nizza
                      10126 Torino, Italy

A. M. Fudge           Kraft Foods, Inc.            Former Executive Vice President,
                      555 South Broadway           Kraft Foods, Inc.
                      Tarrytown, NY  10591

J. R. Immelt          General Electric Company     President, General Electric Company
                      3135 Easton Turnpike
                      Fairfield, CT  06431

A. Jung               Avon Products, Inc           President and Chief
                      1345 Avenue of the Americas  Executive Officer, Avon
                      New York, NY  10105          Products, Inc.

K. G. Langone         Invemed Associates, Inc.     Chairman, President and
                      375 Park Avenue              Chief Executive Officer,
                      New York, NY  10152          Invemed Associates, Inc.

R. B. Lazarus         Ogilvy & Mather Worldwide    Chairman and Chief Executive
                      309 West 49th Street         Officer, Ogilvy & Mather Worldwide
                      New York, NY  10105

S. G. McNealy         Sun Microsystems, Inc.       Chairman, President and Chief
                      901 San Antonio Road         Executive Officer, Sun Microsystems,
                      Palo Alto, CA  94304         Inc.

G. G. Michelson       Federated Department Stores  Former Member of the Board
                      151 West 34th Street         of Directors, Federated
                      New York, NY  10001          Department Stores

S. Nunn               King & Spalding              Partner, King & Spalding
                      191 Peachtree Street, N.E.
                      Atlanta, GA  30303

R. S. Penske          Penske Corporation           Chairman of the Board and
                      13400 Outer Drive, West      President, Penske
                      Detroit, MI  48239-4001      Corporation

F. H. T. Rhodes       Cornell University           President Emeritus, Cornell
                      3104 Snee Building           University
                      Ithaca, NY  14853

                                                            Present Principal
Name                     Present Address                        Occupation
--------------------  ---------------------------  -----------------------------------
A. C. Sigler          Champion International       Retired Chairman of the
                           Corporation             Board and CEO and former
                      1 Champion Plaza             Director, Champion
                      Stamford, CT  06921          International Corporation

D. A. Warner III      J.P. Morgan Chase & Co.      Chairman of the Board, J.P. Morgan
                      60 Wall Street               Chase & Co.
                      New York, NY  10260

J. F. Welch, Jr.      General Electric Company     Chairman of the Board and
                      3135 Easton Turnpike         Chief Executive Officer,
                      Fairfield, CT  06431         General Electric Company

R. C. Wright          General Electric Company     Vice Chairman of the Board
                      3135 Easton Turnpike         and Executive Officer,
                      Fairfield, CT  06431         General Electric Company

Executive Officers

John F. Welch Jr.     General Electric Company     Chairman of the Board and Chief
                      3135 Easton Turnpike         Executive Officer, General Electric
                      Fairfield, CT  06431         Company

Robert C. Wright      National Broadcasting        Vice Chairman of the Board and
                           Company, Inc.           Executive Officer, General Electric
                      30 Rockefeller Plaza         Company; Chief Executive Officer &
                      New York, NY  10112          President, National Broadcasting
                                                   Company, Inc.

Mark W. Begor         National Broadcasting        Executive Vice President and Chief
                           Company, Inc.           Financial Officer and President, NBC
                      30 Rockefeller Plaza         Business Development and Interactive
                      New York, NY  10112          Media, National Broadcasting
                                                   Company, Inc.

William Bolster       CNBC, Inc.                   Executive Vice President, National
                      2200 Fletcher Avenue         Broadcasting Company, Inc.,
                      Fort Lee, NJ  07024          President, CNBC

Richard Cotton        National Broadcasting        Executive Vice President, National
                           Company, Inc.           Broadcasting Company, Inc.,
                      30 Rockefeller Plaza         President and Managing Director,
                      New York, NY  10112          CNBC Europe

Duncan Ebersol        National Broadcasting        Executive Vice President, National
                           Company, Inc.           Broadcasting Company, Inc.,
                      30 Rockefeller Plaza         President, NBC Sports and Senior
                      New York, NY  10112          Vice President, NBC News, National
                                                   Broadcasting  Company, Inc.

John W. Eck           National Broadcasting        Executive Vice President, National
                           Company, Inc.           Broadcasting Company, Inc.,
                      30 Rockefeller Plaza         President, NBC Broadcast and Network
                      New York, NY  10112          Operations

                                                            Present Principal
Name                     Present Address                        Occupation
--------------------  ---------------------------  -----------------------------------
Randel A. Falco       National Broadcasting        Executive Vice President, National
                           Company, Inc.           Broadcasting Company, Inc.,
                      30 Rockefeller Plaza         President, NBC Television Network
                      New York, NY  10112

Jay Ireland           National Broadcasting        Executive Vice President, National
                           Company, Inc.           Broadcasting Company, Inc.,
                      30 Rockefeller Plaza         President, NBC Television Stations
                      New York, NY  10112

Andrew Lack           National Broadcasting        Executive Vice President, National
                           Company, Inc.           Broadcasting Company, Inc.,
                      30 Rockefeller Plaza         President, NBC News
                      New York, NY  10112

Scott Sassa           National Broadcasting        Executive Vice President, National
                           Company, Inc.           Broadcasting Company, Inc.,
                      30 Rockefeller Plaza         President, NBC West Coast
                      New York, NY  10112

Edward Scanlon        National Broadcasting        Executive Vice President, Employee
                           Company, Inc.           Relations, National Broadcasting
                      30 Rockefeller Plaza         Company, Inc.
                      New York, NY  10112

Pamela Thomas-Graham  CNBC, Inc.                   Executive Vice President, National
                      2200 Fletcher Avenue         Broadcasting Company, Inc.,
                      Ft. Lee, NJ  07024           President and Chief Executive
                                                   Officer, CNBC

Martin Yudkovitz      National Broadcasting        Executive Vice President, National
                           Company, Inc.           Broadcasting Company, Inc.,
                      30 Rockefeller Plaza         President, NBC Digital Media
                      New York, NY  10112

David Zaslav          National Broadcasting        Executive Vice President, National
                           Company, Inc.           Broadcasting Company, Inc.,
                      30 Rockefeller Plaza         President, NBC Cable
                      New York, NY  10112

Kassie Canter         National Broadcasting        Senior Vice President, Corporate
                           Company, Inc.           Communications and Media Relations,
                      30 Rockefeller Plaza         National Broadcasting Company, Inc.
                      New York, NY  10112

Each person listed above is a citizen of the United States of America except P. Fresco, who is a citizen of Italy, and A. Jung, who is a citizen of Canada.

                          SCHFEDULE C TO SCHEDULE 13D/A

                  Filed by General Electric Capital Corporation
                      GENERAL ELECTRIC CAPITAL CORPORATION
                        DIRECTORS AND EXECUTIVE OFFICERS

                                  PRESENT                                     PRESENT
                                  BUSINESS                                    PRINCIPAL
NAME                              ADDRESS                                     OCCUPATION
----                              -------                                     ----------
Board of Directors

                                  General Electric Capital Corporation
Nancy E. Barton                   120 Long Ridge Road                         Senior Vice President,
                                  Stamford, CT  06927                         General Counsel and Secretary
                                  Citizenship:  U.S.A.

                                  General Electric Company                    Senior Vice President,
Francis S. Blake                  3135 Easton Turnpike                        Corporate Business Development
                                  Fairfield, CT  06431
                                  Citizenship:  U.S.A.

                                  General Electric Company
James R. Bunt                     3135 Easton Turnpike                        Vice President and Treasurer
                                  Fairfield, CT  06431
                                  Citizenship:  U.S.A.

                                  General Electric Company                    Senior Vice President
David C. Calhoun                  1 Neumann Way                               GE Aircraft
                                  Cincinnati, OH  05215                       Engines
                                  Citizenship:  U.S.A.

                                  General Electric Company
Dennis D. Dammerman               3135 Easton Turnpike                        Vice Chairman and Executive Officer
                                  Fairfield, CT  06431
                                  Citizenship:  U.S.A.

                                  GE Financial Assurance
Scott C. Donnelly                 General Electric CR&D                       Senior Vice President
                                  One Research Circle
                                  Niskayuna, NY  12309
                                  Citizenship:  U.S.A.

                                  GE Financial Assurance
Michael D. Frazier                6604 W. Broad Street                        President and Chief Executive Officer
                                  Richmond, VA  23230
                                  Citizenship:  U.S.A.

                                  General Electric Company
Benjamin W. Heineman, Jr.         3135 Easton Turnpike                        Senior Vice President,
                                  Fairfield, CT  06431                        General Counsel and Secretary
                                  Citizenship:  U.S.A.

                                  General Electric Company
Jeffery R. Immelt                 3135 Easton Turnpike                        President and Chairman-Elect
                                  Fairfield, CT  06431                        Company
                                  Citizenship:  U.S.A.

                                  GE Investment Corporation
John H. Myers                     3003 Summer Street                          Chairman and President
                                  Stamford, CT  06904
                                  Citizenship:  U.S.A.

                                  General Electric Capital Corporation
Dennis J. Nayden                  260 Long Ridge Road                         Chairman and Chief Executive Officer
                                  Stamford, CT  06927
                                  Citizenship:  U.S.A.

                                  PRESENT                                     PRESENT
                                  BUSINESS                                    PRINCIPAL
NAME                              ADDRESS                                     OCCUPATION
----                              -------                                     ----------
                                  General Electric Capital Corporation        President and Chief Operating Officer
Michael A. Neal                   260 Long Ridge Road
                                  Stamford, CT  06927
                                  Citizenship:  U.S.A.

                                  General Electric Capital Corporation        Senior Vice President, Finance
James A. Parke                    260 Long Ridge Road
                                  Stamford, CT  06927
                                  Citizenship:  U.S.A.

                                  Employers Reinsurance Corporation           President and Chief Executive Officer
Ronald R. Pressman                5200 Metcalf
                                  Overload Park, KS  66201
                                  Citizenship:  U.S.A.

                                  General Electric Company                    Senior Vice President and
Gary M. Reiner                    3135 Easton Turnpike                        Chief Information Officer
                                  Fairfield, CT  06431
                                  Citizenship:  U.S.A.

                                  General Electric Company
John M. Samuels                   3135 Easton Turnpike                        Vice President and Senior Counsel,
                                  Fairfield, CT  06431                        Corporate Taxes
                                  Citizenship:  U.S.A.

                                  General Electric Company                    Senior Vice President, Finance and
Keith S. Sherin                   3135 Easton Turnpike                        Chief Financial Officer
                                  Fairfield, CT  06431
                                  Citizenship:  U.S.A.

                                  General Electric Capital Corporation
Edward D. Stewart                 260 Long Ridge Road                         Executive Vice President
                                  Stamford, CT  06927
                                  Citizenship:  U.S.A.

John F. Welch, Jr.                General Electric Company                    Chairman and Chief Executive Officer
                                  3135 Easton Turnpike
                                  Fairfield, CT  06431
                                  Citizenship:  U.S.A.

William A. Woodburn               General Electric Capital Corporation        Executive Vice President
                                  260 Long Ridge Road
                                  Stamford, CT  06927
                                  Citizenship:  U.S.A.

Executive Officers

Denis J. Nayden                   General Electric Capital Corporation        Chairman and Chief Executive Officer
                                  260 Long Ridge Road
                                  Stamford, CT  06927
                                  Citizenship:  U.S.A.

Michael A. Neal                   General Electric Capital Corporation        President and Chief Operating Officer
                                  260 Long Ridge Road
                                  Stamford, CT  06927
                                  Citizenship:  U.S.A.

James A. Parke                    General Electric Capital Corporation        Vice Chairman and Chief Financial
                                  260 Long Ridge Road                         Officer
                                  Stamford, CT  06927
                                  Citizenship:  U.S.A.

                                  PRESENT                                     PRESENT
                                  BUSINESS                                    PRINCIPAL
NAME                              ADDRESS                                     OCCUPATION
----                              -------                                     ----------
Edward D. Stewart                 General Electric Capital Corporation        Executive Vice President
                                  1600 Summer Street
                                  Stamford, CT  06927
                                  Citizenship:  U.S.A.

William A. Woodburn               General Electric Capital Corporation        Executive Vice President
                                  260 Long Ridge Road
                                  Stamford, CT  06927
                                  Citizenship:  U.S.A.

Nancy E. Barton                   General Electric Capital Corporation        Senior Vice President,
                                  260 Long Ridge Road                         General Counsel and Secretary
                                  Stamford, CT  06927
                                  Citizenship:  U.S.A.

James A. Colica                   General Electric Capital Corporation        Senior Vice President,
                                  260 Long Ridge Road                         Global Risk Management
                                  Stamford, CT  06927
                                  Citizenship:  U.S.A.

Richard D'Avino                   General Electric Capital Corporation        Senior Vice President, Taxes
                                  777 Long Ridge Road
                                  Stamford, CT  06927
                                  Citizenship:  U.S.A.

Robert L. Lewis                   General Electric Capital Corporation        Senior Vice President,
                                  120 Long Ridge Road                         Structured Finance Group
                                  Stamford, CT  06927
                                  Citizenship:  U.S.A.

Marc J. Saperstein                General Electric Capital Corporation        Senior Vice President,
                                  260 Long Ridge Road                         Human Resources
                                  Stamford, CT  06927
                                  Citizenship:  U.S.A.

Jeffrey S. Werner                 General Electric Capital Corporation        Senior Vice President,
                                  201 High Ridge Road                         Corporate Treasury and
                                  Stamford, CT  06927                         Global Funding Operation
                                  Citizenship:  U.S.A.

Each person listed above is a citizen of the United States of America.

                          SCHFEDULE D TO SCHEDULE 13D/A

                Filed by General Electric Capital Services, Inc.
                     GENERAL ELECTRIC CAPITAL SERVICES, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS

                                    PRESENT                                     PRESENT
                                    BUSINESS                                    PRINCIPAL
NAME                                ADDRESS                                     OCCUPATION
----                                -------                                     ----------
Directors

Nancy E. Barton                     General Electric Capital Corporation        Senior Vice President, General Counsel
                                    260 Long Ridge Road                         and Secretary
                                    Stamford, CT  06927
                                    Citizenship:  U.S.A.

Francis S. Blake                    General Electric Company                    Senior Vide President,
                                    3135 Easton Turnpike                        Corporate Business Development
                                    Fairfield, CT  06431
                                    Citizenship:  U.S.A.

James R. Bunt                       General Electric Company                    Vice President and Treasurer
                                    3135 Easton Turnpike
                                    Fairfield, CT  06431
                                    Citizenship:  U.S.A.

David C. Calhoun                    GE Aircraft Engines                         Chief Executive Officer
                                    1 Neumann Way
                                    Cincinnati, OH  45215
                                    Citizenship:  U.S.A.

Dennis D. Dammerman                 General Electric Company                    Vice Chairman and Executive Officer
                                    3135 Easton Turnpike
                                    Fairfield, CT  06431
                                    Citizenship:  U.S.A.

Scott C. Donnelly                   General Electric CR&D                       Senior Vice President
                                    One Research Circle
                                    Niskayuna, NY  12309
                                    Citizenship:  U.S.A.

Michael D. Frazier                  GE Financial Assurance                      President and Chief Executive Officer
                                    6604 W. Broad Street
                                    Richmond, VA  23230
                                    Citizenship:  U.S.A.

Benjamin W. Heineman, Jr.           General Electric Company                    Senior Vice President, General Counsel
                                    3135 Easton Turnpike                        and Secretary
                                    Fairfield, CT  06431
                                    Citizenship:  U.S.A.

Jeffrey R. Immelt                   General Electric Company                    President and Chairman-Elect
                                    3135 Easton Turnpike
                                    Fairfield, CT  06431
                                    Citizenship:  U.S.A.

John H. Myers                       GE Investment Corporation                   Chairman and President
                                    3003 Summer Street
                                    Stamford, CT  06904
                                    Citizenship:  U.S.A.

Denis J. Nayden                     General Electric Capital Corporation        Chairman and Chief Executive Officer
                                    260 Long Ridge Road
                                    Stamford, CT  06927
                                    Citizenship:  U.S.A.

                                    PRESENT                                     PRESENT
                                    BUSINESS                                    PRINCIPAL
NAME                                ADDRESS                                     OCCUPATION
----                                -------                                     ----------
Michael A. Neal                     General Electric Capital Corporation        President and Chief Operating Officer
                                    260 Long Ridge Road
                                    Stamford, CT  06927
                                    Citizenship:  U.S.A.

James A. Parke                      General Electric Capital Corporation        Vice Chairman and Chief Financial
                                    260 Long Ridge Road                         Officer
                                    Stamford, CT  06927
                                    Citizenship:  U.S.A.

Ronald R. Pressman                  Employers Reinsurance Corporation           Chairman, President and Chief Executive
                                    5200 Metcalf                                Officer
                                    Overland Park, KS  66204
                                    Citizenship:  U.S.A.

Gary M. Reiner                      General Electric Company                    Senior Vice President and Chief
                                    3135 Easton Turnpike                        Information Officer
                                    Fairfield, CT  06431
                                    Citizenship:  U.S.A.

John M. Samuels                     General Electric Company                    Vice President and Senior Counsel,
                                    3135 Easton Turnpike                        Corporate Taxes
                                    Fairfield, CT  06431
                                    Citizenship:  U.S.A.

Keith S. Sherin                     General Electric Company                    Senior Vice President and
                                    3135 Easton Turnpike                        Chief Financial Officer
                                    Fairfield, CT  06431
                                    Citizenship:  U.S.A.

Edward D. Stewart                   General Electric Capital Corporation        Executive Vice President
                                    260 Long Ridge Road
                                    Stamford, CT  06927
                                    Citizenship:  U.S.A.

John F. Welch, Jr.                  General Electric Company                    Chairman and Chief Executive Officer
                                    3135 Easton Turnpike
                                    Fairfield, CT  06431
                                    Citizenship:  U.S.A.

William A. Woodburn                 General Electric Capital Services, Inc      Executive Vice President
                                    260 Long Ridge Road
                                    Stamford, CT  06927
                                    Citizenship:  U.S.A.

Executive Officers

Dennis D. Dammerman                 General Electric Company                    Vice Chairman and Executive Officer
                                    3135 Easton Turnpike
                                    Fairfield, CT  06431
                                    Citizenship:  U.S.A.

Denis J. Nayden                     General Electric Capital Corporation        Chairman and Chief Executive Officer
                                    Services, Inc.
                                    260 Long Ridge Road
                                    Stamford, CT  06927
                                    Citizenship:  U.S.A.

Michael D. Fraizer                  GE Financial Assurance                      President and Chief Executive Officer
                                    6604 W. Broad Street
                                    Richmond, VA  23230
                                    Citizenship:  U.S.A.

                                    PRESENT                                     PRESENT
                                    BUSINESS                                    PRINCIPAL
NAME                                ADDRESS                                     OCCUPATION
----                                -------                                     ----------
Michael A. Neal                     General Electric Capital Corporation        President and Chief Operating Officer
                                    260 Long Ridge Road
                                    Stamford, CT  06927
                                    Citizenship:  U.S.A.

Ronald R. Pressman                  Employers Reinsurance Corporation           Chairman, President and Chief Executive
                                    5200 Metcalf                                Officer
                                    Overland Park, KS  66204
                                    Citizenship:  U.S.A.

James A. Parke                      General Electric Capital Services, Inc.     Executive Vice President and Chief
                                    260 Long Ridge Road                         Financial Officer
                                    Stamford, CT  06927
                                    Citizenship:  U.S.A.

Edward D. Stewart                   General Electric Capital Services, Inc. 1   Executive Vice President
                                    600 Summer Street
                                    Stamford, CT  06927
                                    Citizenship:  U.S.A.

William A. Woodburn                 General Electric Capital Corporation        Executive Vice President
                                    260 Long Ridge Road
                                    Stamford, CT  06927
                                    Citizenship:  U.S.A.

Nancy E. Barton                     General Electric Capital Services, Inc.     Senior Vice President, General Counsel
                                    260 Long Ridge Road                         and Secretary
                                    Stamford, CT  06927
                                    Citizenship:  U.S.A.

James A. Colica                     General Electric Capital Services, Inc.     Senior Vice President,
                                    260 Long Ridge Road                         Global Risk Management
                                    Stamford, CT  06927
                                    Citizenship:  U.S.A.

Richard D'Avino                     General Electric Capital Services, Inc.     Senior Vice President, Taxes
                                    777 Long Ridge Road
                                    Stamford, CT  06927
                                    Citizenship:  U.S.A.

Marc. J. Saperstein                 General Electric Capital Services, Inc.     Senior Vice President, Human Resources
                                    260 Long Ridge Road
                                    Stamford, CT 06927
                                    Citizenship:  U.S.A.

Jeffrey S. Werner                   General Electric Capital Services, Inc.     Senior Vice President, Corporate
                                    201 High Ridge Road                         Treasury and Global Funding Operation
                                    Stamford, CT  06927
                                    Citizenship:  U.S.A.

Each person listed above is a citizen of the United States of America.

                          SCHEDULE E TO SCHEDULE 13D/A

                        Filed by General Electric Company
                            GENERAL ELECTRIC COMPANY
                        DIRECTORS AND EXECUTIVE OFFICERS

                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------
Directors

J. I. Cash, Jr.                     Harvard Business School                      Professor of Business Administration
                                    Morgan Hall                                  Graduate School of Business
                                    Soldiers Field Road                          Administration, Harvard University
                                    Boston, MA  02163

S. S. Cathcart                      222 Wisconsin Avenue                         Retired Chairman,
                                    Suite 103                                    Illinois Tool Works
                                    Lake Forest, IL  60045

D. D. Dammerman                     General Electric Company                     Vice Chairman of the Board and Executive
                                    3135 Easton Turnpike                         Officer, General Electric Company;
                                    Fairfield, CT  06431                         Chairman, General Electric Capital
                                                                                 Services, Inc.

P. Fresco                           Fiat SpA                                     Chairman of the Board,
                                    via Nizza 250                                Fiat SpA
                                    10126 Torino, Italy

A. M. Fudge                         555 South Broadway
                                    Tarrytown, NY  10591

C. X. Gonzalez                      Kimberly-Clark de Mexico,                    Chairman of the Board and Chief
                                    S.A. de C.V.                                 Executive Officer, Kimberly-Clark de
                                    Jose Luis Lagrange 103,                      Mexico, S.A. de C.V.
                                    Tercero Piso
                                    Colonia Los Morales
                                    Mexico, D.F.  11510, Mexico

J. R. Immelt                        General Electric Company                     President
                                    3135 Easton Turnpike                         General Electric Company
                                    Fairfield, CT  06431

A. Jung                             Avon Products, Inc.                          President and Chief Executive Officer,
                                    1345 Avenue of the Americas                  Avon Products, Inc.
                                    New York, NY  10105

K. G. Langone                       Invemed Associates, Inc.                     Chairman, President and Chief Executive
                                    375 Park Avenue                              Officer, Invemed Associates, Inc.
                                    New York, NY  10152

R. B. Lazarus                       Ogilvy & Mather Worldwide                    Chairman and Chief Executive Officer
                                    309 West 49th Street
                                    New York, New York  10019-7316

Scott G. McNealy                    Sun Microsystems, Inc.                       Chairman, President and Chief Executive
                                    901 San Antonio Road                         Officer,
                                    Palo Alto, CA  94303-4900                    Sun Microsystems, Inc.

G. G. Michelson                     Federated Department Stores                  Former Member of the Board of Directors,
                                    151 West 34th Street                         Federated Department Stores
                                    New York, NY  10001

S. Nunn                             King & Spalding                              Partner, King & Spalding
                                    191 Peachtree Street, N.E.
                                    Atlanta, GA  30303

                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------
R. S. Penske                        Penske Corporation                           Chairman of the Board and President,
                                    13400 Outer Drive                            Penske Corporation
                                    West Detroit, MI  48239-4001

F. H. T. Rhodes                     Cornell University                           President Emeritus, Cornell University
                                    3104 Snee Building
                                    Ithaca, NY  14853

A. C. Sigler                        Champion International Corporation           Retired Chairman of the Board and CEO
                                    1 Champion Plaza                             and former Director, Champion
                                    Stamford, CT  06921                          International Corporation

D. A. Warner, III                   J. P. Morgan & Co., Inc.                     Chairman of the Board, President, and
                                    & Morgan Guaranty Trust Co.                  Chief Executive Officer, J. P. Morgan &
                                    60 Wall Street                               Co. Incorporated and Morgan Guaranty
                                    New York, NY  10260                          Trust Company

J. F. Welch, Jr.                    General Electric Company                     Chairman of the Board and Chief
                                    3135 Easton Turnpike                         Executive Officer, General Electric
                                    Fairfield, CT  06431                         Company

R. C. Wright                        National Broadcasting Company, Inc.          Vice Chairman of the Board and Executive
                                    30 Rockefeller Plaza                         Officer, General Electric Company;
                                    New York, New York  10112                    President and Chief Executive Officer,
                                                                                 National Broadcasting Company, Inc.

                                    Citizenship

                                    P. Fresco - Italy

                                    C. X. Gonzalez - Mexico

                                    Andrea Jung - Canada

                                    All Others - U.S.A.

Executive Officers

J. F. Welch, Jr.                    General Electric Company                     Chairman of the Board and Chief
                                    3135 Easton Turnpike                         Executive Officer
                                    Fairfield, CT  06431

P. D. Ameen                         General Electric Company                     Vice President and Comptroller
                                    3135 Easton Turnpike
                                    Fairfield, CT  06431

F. S. Blake                         General Electric Company                     Senior Vice President - Corporate
                                    3135 Easton Turnpike                         Business Development
                                    Fairfield, CT  06431

J. R. Bunt                          General Electric Company                     Vice President and Treasurer
                                    3135 Easton Turnpike
                                    Fairfield, CT  06431

D. C. Calhoun                       General Electric Company                     Senior Vice President - GE Aircraft
                                    1 Neumann Way                                Engines
                                    Cincinnati, OH  05215

W. J. Conaty                        General Electric Company                     Senior Vice President - Human Resources
                                    3135 Easton Turnpike
                                    Fairfield, CT  06431

D. D. Dammerman                     General Electric Company                     Vice Chairman of the Board and Executive
                                    3135 Easton Turnpike                         Officer, General Electric Company;
                                    Fairfield, CT  06431                         Chairman General Electric Capital
                                                                                 Services, Inc.

                                    PRESENT                                      PRESENT
                                    BUSINESS                                     PRINCIPAL
NAME                                ADDRESS                                      OCCUPATION
----                                -------                                      ----------
Scott C. Donnelly                   General Electric Company                     Senior Vice President - Corporate
                                    P.O. Box 8                                   Research and Development
                                    Schenectady, NY  12301

Matthew J. Espe                     General Electric Company                     Senior Vice President - GE Lighting
                                    Nela Park
                                    Cleveland, OH  44112

B. W. Heineman, Jr.                 General Electric Company                     Senior Vice President - General Counsel
                                    3135 Easton Turnpike                         and Secretary
                                    Fairfield, CT  06431

J. R. Immelt                        General Electric Company                     President
                                    3135 Easton Turnpike                         General Electric Company
                                    Fairfield, CT  06431

J. M. Hogan                         General Electric Company                     Senior Vice President - GE Medical
                                    P.O. Box 414                                 Systems
                                    Milwaukee, WI  53201

L. R. Johnston                      General Electric Company                     Senior Vice President - GE Appliances
                                    Appliance Park
                                    Louisville, KY  40225

J. Krenicki, Jr.                    General Electric Company                     Vice President - GE Transportation
                                    2901 East Lake Road                          Systems
                                    Erie, PA  16531

R. W. Nelson                        General Electric Company                     Vice President - Corporate Financial
                                    3135 Easton Turnpike                         Planning and Analysis
                                    Fairfield, CT  06431

G. M. Reiner                        General Electric Company                     Senior Vice President - Chief
                                    3135 Easton Turnpike                         Information Officer
                                    Fairfield, CT  06431

J. G. Rice                          General Electric Company                     Senior Vice President - GE Power Systems
                                    1 River Road
                                    Schenectady, NY  12345

G. L. Rogers                        General Electric Company                     Senior Vice President - GE Plastics
                                    1 Plastics Avenue
                                    Pittsfield, MA  01201

K. S. Sherin                        General Electric Company                     Senior Vice President - Finance and
                                    3135 Easton Turnpike                         Chief Financial Officer
                                    Fairfield, CT  06431

L. G. Trotter                       General Electric Company                     Senior Vice President - GE Industrial
                                    41 Woodford Avenue                           Systems
                                    Plainville, CT  06062

R. C. Wright                        National Broadcasting Company, Inc.          Vice Chairman of the Board and Executive
                                    30 Rockefeller Plaza                         Officer, General Electric Company;
                                    New York, New York  10112                    President and Chief Executive Officer,
                                                                                 National Broadcasting Company, Inc.

All of the above officers are citizens of U.S.A.

                          SCHEDULE E1 TO SCHEDULE 13D/A

              Filed by National Broadcasting Company Holding, Inc.
                   NATIONAL BROADCASTING COMPANY HOLDING, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS

                                                                                         Present Principal
Name                                           Present Business Address                      Occupation
---------------------------------------  -------------------------------------  -------------------------------------
Directors

S. S. Cathcart                           222 Wisconsin Avenue                   Retired Chairman, Illinois Tool Works
                                         Suite 103
                                         Lake Forest, IL  60045

D. D. Dammerman                          General Electric Company               Vice Chairman of the Board and
                                         3135 Easton Turnpike                   Executive Officer, General Electric
                                         Fairfield, CT  06431                   Company; Chairman and Chief
                                                                                Executive Officer, General Electric
                                                                                Capital Services, Inc.

P. Fresco                                Fiat SpA                               Chairman of the Board, Fiat SpA
                                         via Nizza 250
                                         10126 Torino, Italy

A. M. Fudge                              Kraft Foods, Inc.                      Former Executive Vice President,
                                         555 South Broadway                     Kraft Foods, Inc.
                                         Tarrytown, NY  10591

J. R. Immelt                             General Electric Company               President, General Electric Company
                                         3135 Easton Turnpike
                                         Fairfield, CT  06431

A. Jung                                  Avon Products, Inc                     President and Chief
                                         1345 Avenue of the Americas            Executive Officer, Avon
                                         New York, NY  10105                    Products, Inc.

K. G. Langone                            Invemed Associates, Inc.               Chairman, President and
                                         375 Park Avenue                        Chief Executive Officer,
                                         New York, NY  10152                    Invemed Associates, Inc.

R. B. Lazarus                            Ogilvy & Mather Worldwide              Chairman and Chief Executive
                                         309 West 49th Street                   Officer, Ogilvy & Mather Worldwide
                                         New York, NY  10105

S. G. McNealy                            Sun Microsystems, Inc.                 Chairman, President and Chief
                                         901 San Antonio Road                   Executive Officer, Sun Microsystems,
                                         Palo Alto, CA  94304                   Inc.

G. G. Michelson                          Federated Department Stores            Former Member of the Board
                                         151 West 34th Street                   of Directors, Federated
                                         New York, NY  10001                    Department Stores

S. Nunn                                  King & Spalding                        Partner, King & Spalding
                                         191 Peachtree Street, N.E.
                                         Atlanta, GA  30303

R. S. Penske                             Penske Corporation                     Chairman of the Board and
                                         13400 Outer Drive, West                President, Penske
                                         Detroit, MI  48239-4001                Corporation

                                                                                         Present Principal
Name                                           Present Business Address                      Occupation
---------------------------------------  -------------------------------------  -------------------------------------
F. H. T. Rhodes                          Cornell University                     President Emeritus, Cornell
                                         3104 Snee Building                     University
                                         Ithaca, NY  14853

A. C. Sigler                             Champion International                 Retired Chairman of the
                                              Corporation                       Board and CEO and former
                                         1 Champion Plaza                       Director, Champion
                                         Stamford, CT  06921                    International Corporation

D. A. Warner III                         J.P. Morgan Chase & Co., Inc.          Chairman of the Board, J.P. Morgan
                                         60 Wall Street                         Chase & Co.
                                         New York, NY  10260

J. F. Welch, Jr.                         General Electric Company               Chairman of the Board and
                                         3135 Easton Turnpike                   Chief Executive Officer,
                                         Fairfield, CT  06431                   General Electric Company

R. C. Wright                             General Electric Company               Vice Chairman of the Board
                                         3135 Easton Turnpike                   and Executive Officer,
                                         Fairfield, CT  06431                   General Electric Company

Executive Officers

J. F. Welch, Jr.                         General Electric Company               Chairman of the Board and
                                         3135 Easton Turnpike                   Chief Executive Officer,
                                         Fairfield, CT  06431                   General Electric Company

R. C. Wright                             General Electric Company               Chief Executive Officer &
                                         3135 Easton Turnpike                   President
                                         Fairfield, CT  06431

M. W. Begor                              National Broadcasting                  Vice President & Treasurer
                                              Company, Inc.
                                         30 Rockefeller Plaza
                                         New York, NY  10112

Each person listed above is a citizen of the United States of America except A. Jung, who is a citizen of Canada.

                          SCHEDULE E2 TO SCHEDULE 13D/A

                         Filed by NBC-TSCN Holding, Inc.
                             NBC-TSCN HOLDING, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS

                                                                                        Present Principal
Name                                            Present Business Address                    Occupation
--------------------------------------  --------------------------------------  ------------------------------------
Directors

Mark Begor                               National Broadcasting                  Executive Vice President and Chief
                                                Company, Inc.                   Financial Officer and President, NBC
                                         30 Rockefeller Plaza                   Business Development and Interactive
                                         New York, NY  10112                    Media, National Broadcasting
                                                                                Company, Inc.

Richard Cotton                           National Broadcasting                  Executive Vice President, National
                                                Company, Inc.                   Broadcasting Company, Inc.,
                                         30 Rockefeller Plaza                   President and Managing Director,
                                         New York, NY  10112                    CNBC Europe

Jay Ireland                              National Broadcasting                  Executive Vice President, National
                                                Company, Inc.                   Broadcasting Company, Inc.,
                                         30 Rockefeller Plaza                   President, NBC Television Stations
                                         New York, NY  10112

Executive Officers

Marty Yudkovitz                          National Broadcasting                  Executive Vice President, National
                                                Company, Inc.                   Broadcasting Company, Inc.,
                                         30 Rockefeller Plaza                   President, NBC Digital Media
                                         New York, NY  10112

Mark Begor                               National Broadcasting                  Executive Vice President and Chief
                                                Company, Inc.                   Financial Officer and President, NBC
                                         30 Rockefeller Plaza                   Business Development and Interactive
                                         New York, NY  10112                    Media, National Broadcasting
                                                                                Company, Inc.

Daniel Widawsky                          National Broadcasting                  Vice President, National
                                                Company, Inc.                   Broadcasting Company, Inc.
                                         30 Rockefeller Plaza
                                         New York, NY  10112

Richard Cotton                           National Broadcasting                  Executive Vice President, National
                                                Company, Inc.                   Broadcasting Company, Inc.,
                                         30 Rockefeller Plaza                   President and Managing Director,
                                         New York, NY  10112                    CNBC Europe

Elizabeth Newell                         National Broadcasting                  Vice President, Corporate and
                                                Company, Inc.                   Transactions Law, National
                                         30 Rockefeller Plaza                   Broadcasting Company, Inc.
                                         New York, NY  10112

Each person listed above is a citizen of the United States of America.